Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Results of its 2016 Annual General Meeting

BEIJING, December 23, 2016 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced the results of its 2016 annual general meeting of shareholders held on December 23, 2016 in Beijing, China.

At the meeting of shareholders, the Company's shareholders ratified the appointment of Ernst & Young Hua Ming as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com